Ballard Power Systems Inc.

News Release

Ballard Announces Supply Agreement with Daimler AG

For Immediate Release – December 22, 2009

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today announced a supply agreement with Daimler AG for FCvelocityTM-1100 products for Daimler AG’s fuel cell car and bus programs. The agreement provides for minimum revenue of approximately $24 million over eighteen months from April 2010, with roughly equal distribution in 2010 and 2011.

John Sheridan, Ballard’s President & CEO said, “We are very pleased to be working with Daimler AG, a clear global leader in fuel cell car and bus programs.”

He continued, “Automotive is one of the most demanding power applications in terms of efficiency, reliability and safety. As such, this major fuel cell order for the automotive market provides further testimony of Ballard’s leading fuel cell product capabilities for commercial clean power applications in backup power, distributed generation and material handling.”

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is a clean energy growth company with product leadership in fuel cell power solutions, focused on the material handling and stationary power markets. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements, including estimated revenue, which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Ballard and the Ballard logo registered trademarks of Ballard Power Systems Inc.

Further Information
For further information, or to arrange an interview with a Ballard spokesperson, please contact Lori Rozali at telephone number 604-453-3683 or on e-mail media@ballard.com.